UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _____________

Commission file number: 0-14939

America’s Car-Mart, Inc. 401(K) Plan

(Full title of the plan and the address of the plan, if different from that of issuer named below)

America’s Car-Mart, Inc.
802 SE Plaza Avenue, Suite 200
Bentonville, AR  72712
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2007 and 2006
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2007
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2007

AMERICA'S CAR-MART, INC. 401(k) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2007 and 2006

WITH

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

CONTENTS

Report of Independent Registered Public Accounting Firm
Tullius Taylor Sartain & Sartain, LLP	1

Statements of Net Assets Available for Benefits –
December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits –
Year ended December 31, 2007	3

Notes to Financial Statements	4

Supplemental Schedule

Form 5500, Schedule H Line 4i – Schedule of Assets (Held at End of Year) –
December 31, 2007	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrators of
America’s Car-Mart, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of America’s Car-Mart, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of America’s Car-Mart, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

Fayetteville, Arkansas
October 1, 2008

AMERICA'S CAR-MART, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value:
Money market account	$271,258	$238,280
Company stock	42,533	-
Common collective trust funds	20,177	-
Mutual funds	1,429,832	1,264,846
Participant loans	188,895	173,257

Total investments	1,952,695	1,676,383

Receivables:
Participant contributions	-	35,567
Employer contributions	-	14,333
Accrued investment income	1,467	1,450
Due from brokers for securities sold	21,959	-

Total receivables	23,426	51,350

Total assets	1,976,121	1,727,733

Liabilities
Refunds of excess contributions	7,477	-
Due to brokers for securities purchased	8,959	-

Total liabilities	16,436	-

Net assets available for benefits	$1,959,685	$1,727,733

See notes to financial statements.

AMERICA'S CAR-MART, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2007

Additions:
Contributions:
Participants	$288,151
Employer	102,419
Rollovers	71,853

Total contributions	462,423

Investment income:
Net appreciation in fair value of investments	107,348
Interest and dividends	44,165

Total investment income	151,513

Total additions	613,936

Deductions:
Benefits paid to participants	381,984

Net increase	231,952

Net assets available for benefits, beginning of year	1,727,733

Net assets available for benefits, end of year	$1,959,685

See notes to financial statements.

AMERICA'S CAR-MART, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1 – Description of Plan

America's Car-Mart, Inc. (the “Company” or “Employer”) sponsors the America's Car-Mart, Inc. 401(k) Plan (the “Plan”) for the benefit of its employees.  The following description is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of the Company.  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (the “Code”) and similar state tax laws.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administrated by a committee appointed by the Company.  Bank of Oklahoma, N.A., (the “Trustee”) serves as the Trustee of the Plan.

Effective January 1, 2007, the Board of Directors of the Company (the “Board”) elected to permit investments in the Employer’s securities as permitted by Section 10.03 of the Plan document.

Eligibility

Employees of the Company who have reached 21 years of age and have completed one year of service are eligible to participate in the Plan.  A year of service means a 12-consecutive month period in which an employee has 1,000 or more hours of service.  Participants may enroll in the Plan on the first day of the quarter after satisfying eligibility requirements.

Contributions

Each year participants may contribute up to the maximum percentage of their compensation and dollar amount permissible under the Code.  Participants may also rollover amounts from other qualified plans.

The Plan also provides for discretionary Employer matching contributions.  During 2007 and 2006, the Company provided a matching contribution equal to 50% of each participant's contributions up to a maximum of 4% of qualifying participant compensation.  Additional amounts may be contributed at the discretion of the Board.  There were no additional discretionary contributions made during 2007 or 2006.

Vesting

Participants are immediately vested in their own contributions plus or minus any earnings or losses thereon.  Vesting of Employer contributions is based upon years of service according to the following schedule:

Years of Service	Vesting Percentage

One, but less than two	20%
Two, but less than three	40%
Three, but less than four	60%
Four, but less than five	80%
Five or more	100%

Participants automatically become 100% vested upon: 1) normal retirement (attainment of age 65); 2) disability; or 3) death.  Participants who terminate for any other reason are entitled to the vested amount of their accounts.

Participant loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms are not to exceed five years, unless the loan is for a primary residence in which case the term for repayment may not exceed 15 years.  The loans are secured by the balance in the participant's account and bear interest at market rates determined by the Plan Administrator (as defined in the Plan).  Principal and interest are paid through payroll deductions.

Forfeitures

Forfeitures of Employer contributions resulting from participants withdrawing prior to becoming 100% vested are used to reduce the Employer match contribution.  During 2007, forfeitures in the amount of $19,572 were used to reduce the Employer match contribution.  The Plan had $5 in unallocated forfeitures at December 31, 2007.

Participant accounts

Each participant's account is credited with the participant's contributions, an allocation of the Employer's match contribution, and an allocation of the Plan's earnings and losses. Plan earnings and losses are allocated to a participant's account based on the ratio of each participant's account to the total of all participants' accounts.

Administrative expenses

Certain administrative expenses incurred in connection with the Plan are paid by the Company.  In 2007, the Company paid approximately $14,000 in administrative expenses on behalf of the Plan. The Company will not seek reimbursement from the Plan for the payment of these expenses.

Party-in-interest transactions

Certain investments are managed by the Trustee.  Transactions with such funds qualify as exempt party-in-interest transactions.

The Plan assets also include shares of America’s Car-Mart, Inc. common stock.  The Company is the Plan sponsor; therefore, these investment transactions qualify as exempt party-in-interest transactions.  Investment in Company stock is participant directed.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

New accounting pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information.

In February 2008, the FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157,” to provide a one-year deferral of the effective date of Statement 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis.  For nonfinancial assets and nonfinancial liabilities subject to the deferral, the effective date of Statement 157 is postponed to fiscal years beginning after November 15, 2008.  The Plan’s management does not believe the adoption of Statement 157 will have a material impact on the Plan’s financial statements.

Investment valuation

Investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of registered investment companies are valued at the net assets value of underlying shares held by the Plan at year end.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

The Plan provides for investments in various investment securities, which are in general exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of benefits

Upon retirement, termination, disability or death, a participant may elect to receive a lump-sum equal to the vested value of his or her account.  Benefit payments to participants are recorded upon distribution.

Upon employee termination, mandatory distributions are required for balances of less than $5,000.  Mandatory distributions above $1,000 made without the participant's consent are paid in a direct rollover to an individual retirement account designated by the Trustee.

Hardship withdrawals

The Plan allows withdrawals subject to account balance limits and applicable laws.

Note 3 – Investments

The following table presents the fair value of the participant directed investments.  Individual investments that represent 5% or more of the Plan's net assets at December 31, 2007 or 2006 are separately identified.

Description of Asset	2007	2006

American Performance Cash Management Fund	$271,258	$238,280
AIM Balanced A Fund	-	172,785
American Growth Fund of America	209,126	178,363
Federated Kaufmann	293,916	-
Fidelity Advanced Diversified International Fund	267,471	261,973
Fidelity Balanced	187,718	-
Franklin Small-Mid Cap Growth Fund	-	254,743
Neuberger Berman Guardian Trust Fund	228,618	179,263
Vanguard Explorer Fund	108,378	80,284
American Performance Intermediate Bond Fund	133,065	137,435
Participant Loans	188,895	173,257
All Others Less than 5%	64,250	-

	$1,952,695	$1,676,383

During 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as determined by market quotes as follows:

Mutual funds	$102,838
Company stock	3,059
Common collective trust funds	1,451
Total	$107,348

Note 4 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate participation in the Plan at any time subject to the provisions of ERISA.  In the event of full or partial termination of the Plan, the participants will become fully vested in the Employer's contributions to their accounts.

Note 5 – Tax Status

The Company adopted a non-standardized prototype plan (the “Prototype Plan”) sponsored by Bank of Oklahoma, N.A.  The Internal Revenue Service has determined and informed the prototype sponsor by a letter dated August 30, 2001, that the Prototype Plan is designed in accordance with applicable sections of the Code.  The Prototype Plan opinion letter has been relied on by the Plan.  The Plan Administrator (as defined in the Plan) believes the Plan is designed and is being operated in compliance with the applicable provisions of the Code.

Note 6 – Plan Amendments

Effective January 1, 2007, the definition of “Compensation” used for salary deferral purposes excludes bonuses unless a participant completes a special salary reduction agreement and specifies its application to the bonus.

SUPPLEMENTAL SCHEDULE

AMERICA'S CAR-MART, INC. 401(k) PLAN

FORM 5500, SCHEDULE H – Part IV, LINE 4i

SCHEDULE OF ASSETS (Held at End of Year)

EIN: 71-0791606

December 31, 2007

Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Historical Cost	(e) Current Value

*	Bank of Oklahoma, N.A.	American Performance Cash Management Fund	**	$ 271,258
*	Bank of Oklahoma, N.A.	American Performance Intermediate Bond Fund	**	133,065
*	Bank of Oklahoma, N.A.	MAP Target 2010 Fund	**	918
*	Bank of Oklahoma, N.A.	MAP Target 2020 Fund	**	2,291
*	Bank of Oklahoma, N.A.	MAP Target 2030 Fund	**	12,006
*	Bank of Oklahoma, N.A.	MAP Target 2040 Fund	**	2,356
*	Bank of Oklahoma, N.A.	MAP Target 2050 Fund	**	2,606
	Fidelity Investments	Fidelity Advanced Diversified International Fund	**	267,471
	Federated	Federated Kaufman	**	293,916
	Fidelity Investments	Fidelity Balanced	**	187,718
	American Funds	American Growth Fund of America	**	209,126
	MFS	MFS Value-A	**	1,540
	Neuberger Berman	Neuberger Berman Guardian Trust Fund	**	228,618
	Vanguard	Vanguard Explorer Fund	**	108,378
*	America’s Car-Mart, Inc.	America's Car-Mart, Inc. Common Stock	**	42,533
*	Participant Loans	Rates ranging from 5.00% to 9.25%	—	188,895

*	Issuer is a party-in-interest to the Plan

**	Column (d) cost information not required as accounts are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrators of America’s Car-Mart, Inc. 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICA’S CAR-MART, INC. 401(K) PLAN

October 1, 2008	By:	/s/ William H. Henderson
William H. Henderson
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Tullius Taylor Sartain & Sartain LLP, Independent Registered Public Accounting Firm